Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-163238

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated December 9, 2009)

5,494,290 Shares

Common Stock

This Prospectus Supplement No. 4 supplements the prospectus dated December 9, 2009, including any amendments or supplements thereto, or, collectively, the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-163238).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2010 (the “Current Report”).  Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the disposition from time to time by Commerce Court Small Cap Value Fund, Ltd., or Commerce Court, or its permitted transferees or other successors-in-interest, of up to 5,494,290 shares of our common stock.  We are not selling any common stock under the Prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Commerce Court.

Our common stock is listed on The NASDAQ Global Market under the symbol “ARYX.”  On February 22, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $1.41.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 23, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2010

ARYx THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33782	77-0456039
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

6300 Dumbarton Circle Fremont, California	94555
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 585-2200

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05.      Costs Associated with Exit or Disposal Activities.

On February 17, 2010, the board of directors (“Board”) of ARYx Therapeutics, Inc. (“ARYx”) committed to a restructuring plan that will result in a substantial reduction in force at ARYx. The restructuring plan is primarily designed to help ARYx reduce operating expenses and conserve cash resources as it explores various strategic alternatives to optimize the value of ARYx’s assets for its stockholders.

The reduction in force contemplated by the restructuring plan will specifically result in the termination of 37 non-officer employees.  Following the reduction in force, ARYx will have fewer than 20 employees, including the executive officers that will continue with the company. Employees affected by the reduction in force have received notification from ARYx. The positions impacted are across ARYx’s business functions, including the research and development, clinical, operations and general and administrative departments. ARYx expects to complete the restructuring plan during the first quarter of 2010.

Employees affected by the reduction of force will be provided with severance payments, continuation of current benefits and outplacement assistance. The severance payments to such employees will consist of 50% cash and 50% ARYx common stock in order to minimize the company’s associated cash expense, with an aggregate of up to approximately 697,000 shares of common stock issuable under ARYx’s equity incentive plan based on the average closing price of the common stock on The NASDAQ Global Market for the five days preceding the issuance.

As a result of the restructuring plan, ARYx estimates that it will record an aggregate restructuring charge of approximately $2.0 million in the first quarter of 2010 for severance and other personnel-related expenses, such as employee benefits. The estimated restructuring charge will be comprised of approximately $1.3 million of cash expenditures and approximately $0.7 million of non-cash charges. The restructuring charge that ARYx expects to incur in connection with the restructuring plan is subject to a number of assumptions, and actual results may materially differ. ARYx may also incur other material charges not currently contemplated due to events that may occur as a result of, or associated with, the restructuring plan.

This current report on Form 8-K contains forward-looking statements, including, but not limited to, statements related to the occurrence and likelihood of a partnering and/or strategic transaction with respect to ARYx’s lead product candidates and assets on optimal terms or at all, the expected timing of completion of the reduction in force, and the expected savings, costs and related charges of the reduction in force. Words such as “designed,” “expects,” “will,” “estimates,” “may,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon ARYx’s current plans, assumptions, beliefs, and expectations. Forward-looking statements involve risks and uncertainties. ARYx’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that ARYx may not be able to complete a partnering and/or strategic transaction with respect to its lead product candidates and assets on optimal terms or at all; the risk that the restructuring costs may be greater than anticipated; the risk that ARYx’s workforce reduction and any future workforce and expense reductions may have an adverse impact on ARYx’s internal programs, its ability to hire and retain key personnel and may be distracting to management; and the risk that ARYx will need substantial additional funding and may be unable to raise additional capital when needed which would force ARYx to limit or cease its operations and related product development programs and other risks detailed from time to time in ARYx’s filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and other periodic filings with the Securities and Exchange Commission. ARYx expressly disclaims any duty, obligation, or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ARYx’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Item 8.01.              Other Events.

On February 18, 2010, ARYx issued a press release announcing the restructuring plan and associated reduction in force described in Item 2.05 of this Current Report on Form 8-K and announcing ARYx’s retention of Cowen and Company to explore strategic alternatives. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01       Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description
99.1	Press release, dated February 18, 2010, entitled “ARYx Retains Cowen to Explore Strategic Options.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 19, 2010

ARYx THERAPEUTICS, INC.

By:	/s/ David Nagler
David Nagler
Vice President, Corporate Affairs and Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated February 18, 2010, entitled “ARYx Retains Cowen to Explore Strategic Options.”

Contact:

David Nagler

Vice President Corporate Affairs

ARYx Therapeutics, Inc.

(510) 585-2200 x. 211

dnagler@aryx.com

ARYx Therapeutics Retains Cowen and Company To Explore Strategic Options

FREMONT, Calif., February 18, 2010 — ARYx Therapeutics Inc. (NASDAQ: ARYX), a biopharmaceutical company, today announced that it has retained Cowen and Company to explore strategic options for ARYx. While discussions continue with pharmaceutical companies regarding the licensing of its oral antiarrythmic agent, budiodarone, the companies with whom ARYx was engaged in advanced discussions have recently indicated that they do not intend to proceed to an agreement. As a result, it has become clear that ARYx will not complete a partnership on the product in the near term. By retaining Cowen, ARYx will explore the possibility of capturing full near-term value for its three lead programs rather than pursuing licensing deals that provide value over an extended period of time.

In conjunction with this action, ARYx has also completed a substantial reorganization of the Company, reducing the number of employees to fewer than 20. The focus of this retained group is to work with Cowen to optimize the value of the late-stage assets of the Company in the most efficient manner.

“When we reached the point that it became clear we will not be completing a partnership in the near term, we reviewed many strategic alternatives before deciding to retain the services of an investment bank, “ said Dr. Paul Goddard, chairman and chief executive officer of ARYx. “ We have three products at proof of concept stage and amongst these three programs we have treated more than two thousand people with our drugs. For each of these products, we have made substantial progress in characterizing both their safety and efficacy, and we remain convinced that they have substantial value.  It is for this reason that we have retained the services of Cowen with the objective of realizing optimal value on behalf of our stockholders.”

ARYx Therapeutics, Inc.

6300 Dumbarton Circle,   Fremont, CA  94555  Ph: 510-585-2200  Fax: 510-585-2202

www. aryx.com

About ARYx Therapeutics, Inc.

ARYx Therapeutics is a biopharmaceutical company focused on developing a portfolio of internally discovered products designed to eliminate known safety issues associated with well-established, commercially successful drugs. ARYx uses its RetroMetabolic Drug Design technology to design structurally unique molecules that retain the efficacy of these original drugs but are metabolized through a potentially safer pathway to avoid specific adverse side effects associated with these compounds. ARYx currently has four products in clinical development: an oral anti-arrhythmic agent for the treatment of atrial fibrillation, budiodarone (ATI-2042); an oral anticoagulant agent for patients at risk for the formation of dangerous blood clots, tecarfarin (ATI-5923); a prokinetic agent for the treatment of various gastrointestinal disorders, ATI-7505; and, an agent for the treatment of schizophrenia and other psychiatric disorders, ATI-9242. Please visit the ARYx Website at www.aryx.com for additional information.

Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, statements related to the occurrence and likelihood of a partnering and/or strategic transaction with respect to ARYx’s lead product candidates and assets on optimal terms or at all. Words such as “continue,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon our current expectations. Forward-looking statements involve risks and uncertainties. ARYx’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that ARYx will need substantial additional funding and may be unable to raise additional capital when needed which would force ARYx to limit or cease its operations and related product development programs, the risk that collaborative arrangements will likely place the development of ARYx’s product candidates outside of its control, the risk that ARYx depends on collaborative arrangements to complete the development and commercialization of each of its product candidates and ARYx may have to alter its development and commercialization plans if collaborative relationships are not established for tecarfarin, budiodarone and ATI-7505, the risk that ARYx’s product candidates may not demonstrate safety and efficacy or lead to regulatory approval, the risk that any failure or delay in commencing or completing clinical trials for its product candidates could severely harm ARYx’s business, and the risk that third party manufacturers could delay or prevent the clinical development of ARYx’s product candidates. These and other risk factors are discussed under “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2008, in our Quarterly Report on Form 10-Q for the quarter ended September 31, 2009 and our other filings with the U.S. Securities and Exchange Commission. ARYx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein.

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